1. INTRODUCTION
                             **********************

In response to a request from Morgan Stanley Aircraft Finance (MSAF), BK Associates, Inc. is pleased to present this report on the values of the aircraft in the MSAF Portfolio (Portfolio) as of November 30, 1999. The aircraft include 61 various types or models of narrow- and wide-body commercial transport jets as well as commuter aircraft, and one spare General Electric CF6-80C2 engine. The aircraft are identified in Figure 2-1 by aircraft type, serial number and date of manufacture.

It should be understood that the aircraft have not been inspected for the purpose of this appraisal. MSAF has provided BK Associates with data on the specifications and current maintenance status for the aircraft. These data were used to adjust values to account for current maintenance status.

Section 2 of this report presents the conclusions regarding the values of the aircraft. Other sections describe the methodology used by BK Associates in determining appraised values, discuss the factors affecting the market for aircraft, and describe the experience and qualifications of BK Associates in undertaking appraisals.

                                 2. CONCLUSIONS
                             *********************


Based upon our familiarity with airline transport aircraft, our knowledge of their capabilities and the uses to which they are put, our knowledge of the marketing and leasing of new or used aircraft, and our familiarity with aircraft generally, it is our opinion that the values for the aircraft in the Portfolio as of November 30, 1999 are as stated in Figure 2-1, expressed in millions of U.S. dollars.

At the request of MSAF, the values given in Figure 2-1 are as of November 30, 1999, although the date of this report is subsequent to that effective date.

Two values are given for each aircraft. Base Values assuming half-time between major maintenance events "Half-Time Base Value" and Base Values including appropriate financial adjustments based on our interpretation of the maintenance summary data "Mtc Adj'd Base Value".

According to the International Society of Transport Aircraft Trading's (ISTAT) definition of Base Value, to which BK Associates subscribes, base value is the Appraiser's opinion of the underlying economic value of an aircraft in an open, unrestricted, stable market environment with a reasonable balance of supply and demand, and assumes full consideration of its "highest and best use". An aircraft's Base Value is founded in the historical trend of values and in the projection of value trends and presumes an arm's length, cash transaction between willing, able and knowledgeable parties, acting prudently, with an absence of duress and with a reasonable period of time available for marketing.

The values given in Figure 2-1 are based upon certain definitions and assumptions regarding aircraft condition, maintenance status, and market conditions which are described more fully below and later in this report. THESE VALUES SHOULD NOT BE USED OUTSIDE THE CONTEXT OF, OR WITHOUT KNOWLEDGE OF, THOSE ASSUMPTIONS AND DEFINITIONS.

For those values given in Figure 2-1 that include adjustments to account for the current maintenance status, the adjustments are approximate, based on industry average costs, and normally would include an adjustment for the time remaining to a "C" check, time remaining to a "D" check, time remaining to landing gear overhaul and time remaining to a heavy shop visit on engines. In some cases, sufficient relevant data were not available to make all such adjustments and in these instances they were assumed to be at half-time.

Also, no consideration has been given to cash maintenance reserve payments or security deposits that are likely paid by the lessees on the aircraft in the Portfolio. These payments are intended to offset the very costs for which the maintenance adjustments are applied to the half-time values.

BK Associates, Inc. has no present or contemplated future interest in the aircraft, nor any interest that would preclude our making a fair and unbiased estimate. This appraisal represents the opinion of BK Associates, Inc. and reflects our best judgment based on the information available to us at the time of preparation. It is not given as a recommendation, or as an inducement, for any financial transaction and further, BK Associates assumes no responsibility or legal liability for any action taken or not taken by the addressee, or any other party, with regard to the appraised equipment. By accepting this appraisal, the addressee agrees that BK Associates shall bear no such responsibility or legal liability. This appraisal is prepared for the use of the addressee and shall not be provided to other parties without the express consent of the addressee.

                                                  BK ASSOCIATES, INC.



                                                  R. L. Britton

                                                  Vice President
                                                  ISTAT Certified Appraiser

                                                                       FIGURE I
                                 MORGAN STANLEY
                          MSAF PORTFOLIO - BASE VALUES
                                NOVEMBER 30, 1999

                                                  HALF TIME         MTC ADJ'D
        AIRCRAFT        SERIAL        MFG.        BASE VALUE        BASE VALUE
          TYPE          NUMBER        YEAR        ( MIL $ )         ( MIL $ )
          ----          ------        ----        ---------         ---------
1      A300-600R          555         1990          46.35             46.87
2      A300-600R          625         1992          52.85             53.11
3      A310-300           409         1985          26.70             27.02
4      A310-300           410         1985          26.70             27.40
5      A310-300           437         1987          31.70             33.26
6      A320-200           279         1992          29.60             31.24
7      A320-200           393         1993          29.90             31.19
8      A320-200           397         1993          31.10             31.89
9      A320-200           414         1993          29.90             30.96
10     A320-200           428         1994          31.40             32.63
11     A320-200           446         1993          31.10             31.10
12     A321-100           557         1995          44.30             45.99
13     A321-100           597         1996          46.00             45.16
14     A330-300           54          1994          82.20             81.86
15     A340-300           94          1995          92.65             92.32
16     B737-300          23255        1985          13.70             13.55
17     B737-300          23256        1985          13.70             14.50
18     B737-300          24299        1988          18.70             18.79
19     B737-300          24449        1990          21.65             21.99
20     B737-300          25161        1992          24.50             25.51
21     B737-300          26295        1993          26.25             26.02
22     B737-300          26309        1994          27.70             27.70
23     B737-300          27635        1995          29.15             28.73
24     B737-300F         23811        1987          18.65             19.00
25     B737-300QC        23788        1987          18.25             18.10
26     B737-400          24234        1988          19.15             20.19
27     B737-400          24707        1991          24.10             24.96
28     B737-400          25104        1993          27.00             26.53
29     B737-400          25105        1993          26.60             26.07
30     B737-400          25371        1992          25.55             24.17
31     B737-400          26279        1992          25.55             24.62
32     B737-400          26291        1993          27.00             26.76
33     B737-400          26308        1994          28.45             28.26
34     B737-500          25165        1993          18.85             17.55
35     B737-500          26304        1994          21.05             20.06
36     B747-300B         24106        1988          60.40             59.94
37     B747-400          24955        1991          104.80            106.53
38     B757-200ER        23767        1987          30.40             29.79

39     B757-200ER        24260        1988          31.85             33.02
40     B757-200ER        24367        1989          33.90             31.34
41     B757-200ER        24965        1992          40.10             39.97
42     B757-200ER        25044        1991          38.05             39.21
43     B757-200ER        26266        1993          42.20             41.87
44     B757-200ER        26272        1994          44.20             42.93
45     B757-200ER        28160        1996          48.35             49.45
46     B767-200ER        23807        1987          31.65             31.08
47     B767-300ER        24798        1990          53.25             53.67
48     B767-300ER        24875        1991          56.55             55.07
49     B767-300ER        25132        1992          59.85             59.36
50     B767-300ER        26256        1993          63.15             61.96
51     B767-300ER        26260        1994          66.50             64.75
52     F50               20232        1991           7.05              7.34
53     F50               20233        1991           7.05              7.30
54     F70               11564        1995          14.10             14.10
55     F70               11565        1996          15.20             15.20
56     F70               11569        1996          15.20             15.20
57     MD82              49825        1989          18.35             17.32
58     MD83              49657        1988          19.25             20.09
59     MD83              49822        1988          19.25             18.82
60     MD83              49824        1989          20.50             21.36
61     MD83              53050        1990          21.75             21.12
       SPARE ENGINE     704279        1995           5.70              6.28

                                    TOTALS        2056.60           2059.17

                            3. DISCUSSION OF MARKET
                        *******************************


The aircraft values presented in this report are based on careful consideration of the impact of many factors that affect the market for new and used aircraft. Ultimately, aircraft values depend almost entirely on supply and demand. A shortage of aircraft or an unexpected increase in demand for air transportation tends to increase values of aircraft, and conversely, a decline in passenger demand for air transportation will bring about surplus aircraft with decreased values. If the market is balanced between supply and demand, the long term trend of the base value is determined from historical and projected value trends, adjusted to account for factors that influence the base value. These factors include:

o    Suitability of available aircraft to the operator's requirements.
o    The cost of newly manufactured aircraft.
o    Operating cost and purchase price.
o    Regulatory factors.
o    Remaining useful life.

In one way, these factors are merely a subset of the supply and demand analysis. For example, a regulation that requires a certain aircraft type to be retired from the fleet has an end result of reduced supply, as does anticipated end of useful life.

Actual aircraft sales data are a most important factor in the determination of values. Recent sales, in addition to influencing current asking and offering prices, document and support current market values. In addition, they become the database on which base value trends are developed. The cost of newly manufactured aircraft will also have an influence on the value that the marketplace sets for an aircraft, the production of which is almost always associated with equal demand from an order having been placed.

These sales data, our analysis of the other market factors along with current and projected supply and demand are discussed in this section of the report.

3.1  Current Demand and Availability

Changes in the sensitive balance between demand and availability of aircraft greatly affect current market values. Data from three recent market cycles confirm that aircraft values followed demand and availability trends. Popular used wide-body aircraft like the DC10-30 were relatively scarce in the high traffic growth years of 1987-1990 and the DC10-30 commanded premium sale prices as high as $45 million. In the early 1990s when there was a surplus of wide-body aircraft, including the DC10, only the very best and youngest DC10s were worth more than $20 million. Now, during the First Quarter of 2000, availability of DC10-30s has been reduced to about seven, and it is common to hear values of $15 to $20 million quoted for relatively old DC10s while similar aged B747s, with 30 on the market, are around $10 million.

Even though worldwide traffic growth averaged eight percent per year during the past 30 years, the negative growth in 1991 resulting from the Gulf War coinciding with the start of a worldwide recession, resulted in increasing numbers of aircraft becoming excess to airline requirements. The surplus of excess aircraft was exacerbated by coinciding with delivery of 826 new jet aircraft from the manufacturers in 1991. This was the result of increased production rates intended to satisfy orders placed during the high growth period preceding the recession. The 826 aircraft delivered in 1991 (followed by 790 in 1992) was double the average annual deliveries of 409 during the 1980s and represented 7.8 percent of the worldwide fleet. The manufacturers blame over-optimistic growth projections by airlines and speculative orders by leasing companies for the excess supply of aircraft at that time. While they now claim the airlines are more prudent in their current order cycle, it is interesting to note that 1,012 jet aircraft, including regional jets, were delivered in 1998, representing some 7.8 percent of the fleet.

Figure 3-1 shows the recent history and trend of the supply of aircraft. In 1989 about 300 aircraft were listed by BACK Information Services (BACK)1 as being available for sale or lease. Note that even in the "balanced" or "strong" market of 1989, the number was not near zero. There are always some aircraft "in the float" and available due to changing airline requirements or upcoming lease expirations. BK Associates believes this number is about two percent of the world fleet. It should also be noted that some portion of the 300 aircraft for sale were stored in the desert and their owners did not really expect them to be returned to service. As the recession developed, the number of jet transport aircraft on the market in any given month increased to a peak of approximately 800 aircraft in 1991. Since that time, the number of aircraft reported to be available for sale or lease gradually decreased to 185 in mid-1996. Since then, according to our analysis of the BACK data, it has been increasing steadily and now is 514 aircraft, including 322 narrow-bodies and 192 wide-bodies. The number of aircraft available is now at its highest in five years. This is partly because many Stage 2 aircraft are likely being retired because of the pending noise deadline in North America. They are offered "for sale" by the owners but it is not likely that many will return to service unless they are hushed. This does not explain the sharply increasing number of twin-aisle aircraft for sale. They are nearly all Stage 3 and not affected by the noise rules.

---------
1 Starting in 1987, Federal Express Aviation Services, Inc. (FEASI) accumulated and published data on airline fleets and aircraft available for sale or lease. In January 1997, the business was acquired by BACK Information Services, a division of BACK Associates, Inc. The same data are now published by BACK.

                                   Figure 3-1
                                [GRAPHIC OMITTED]

Among the jet aircraft types in the MSAF Portfolio, the numbers of aircraft listed as being for lease or sale are as follows:
                                                       No. for
                Aircraft Type                       Sale or Lease
                -------------                       -------------
                  A300-600R                               7
                  A310-300                               11
                    A320                                  4
                    A321                                  1
                    A330                                  3
                    A340                                  2
                  B737-300                               20
                  B737-400                                9
                  B737-500                                2
                  B747-300                               10
                  B747-400                                0
                    B757                                 10
                  B767-200                                7
                  B767-300                                9
                    MD82                                  4
                    MD83                                  0

In the commuter marketplace, it is difficult to determine availability of aircraft and impact on current market prices. Manufacturers are usually involved in used commuter aircraft re-marketing and, to some extent, control the market. They are usually willing to take aircraft as trade-ins on new models and they lease aircraft to operators who often do not have the cash or credit for an outright purchase. As a result, there are almost always some aircraft "in the float", including repossession from one airline awaiting placement with another. Thus, there are usually a few commuter aircraft of each type available for sale, but only occasionally are there enough advertised on the market to affect current prices dramatically.

Another difficulty in determining supply and demand is the evolving nature of the characterization of "commuter aircraft". Generally we think of the commuter aircraft fleet as consisting of those powered by turboprop engines or those smaller than a certain size. In recent years, however, small jets like the Canadair, Embraer and AVRO RJs and the Fokker 70 and 100 have been introduced. They have been given missions that both compete with and complement the traditional commuter turboprop aircraft, as well as competing at the lower end of the major airlines' fleets.

At the other extreme, we have older turboprop aircraft like the Convair 580s, Fokker F27s, YS-11s and Electras which are lumped with the other commuter aircraft today even though they were originally introduced as flagships of the major airlines' fleets. They are classed as "commuter aircraft" today because they are turboprops and generally have no more than 50 to 60 seats but many of them are not in commuter airline service.

For purposes of its annual forecast of traffic, the FAA now defines commuter airlines as those that provide regularly scheduled passenger service and whose fleets are composed predominately of aircraft having 50 seats or less.

Figure 3-2 shows the recent history and trend of the supply of commuter/regional aircraft. Since 1998 these data are based on BACK Information Services (BACK) data. Prior to that, the data on aircraft available are based on BK Associates analysis of various industry publications that regularly list commuter aircraft that are available for sale or lease.

While these listings do not include all aircraft that might be available, they do give an indication of the trend in aircraft availability and whether sufficient numbers are for sale to put pressure on current asking prices. The surplus of commuter aircraft during the early 1990s never became as severe as for the larger jets. Commuter traffic growth did not turn negative in 1991 and remained relatively strong during the subsequent years. Commuter turboprop aircraft availability increased sharply between March and August 1990, and then more gradually and steadily to more than 400 by November 1992. Many of these were older, less desirable and less efficient aircraft like CV580s, F27s, DHC-6s and YS11s. After that, the number of available aircraft gradually dropped to less than 300 by mid-1996 and has averaged about 265 at any two since then. Currently, there are 312 aircraft available including 280 turboprops and 32 regional jets.

                                   Figure 3-2
                               [GRAPHIC OMITTED]

Among the Portfolio aircraft, the numbers listed as available for sale or lease are as shown below:
                                           No. for
                Aircraft Type           Sale or Lease
                -------------           -------------
                    F50                       2
                    F70                       0

3.2  Projected Supply and Demand

There is no doubt that air travel is a long term worldwide growth industry. Growth in air travel has consistently followed world economic growth as measured by the growth in Gross Domestic Product (GDP) - the total output of goods and services within a country. Although the world's economy is cyclic resulting in periodic recessions or reduced growth periods, on average world GDP has grown at a rate of 3.6 percent per year since 1960 and is expected to continue to grow at 2.7 percent per year over the next 10 years. Air traffic, measured in revenue passenger miles (RPMs), or one paying passenger flying one mile, grew at an average rate of 6.3 percent per year since 1970.

The growth in RPMs has consistently and persistently tracked the growth in world GDP. While the timing of the peaks and valleys may be offset, the average growth in traffic has been around twice the growth in GDP. Thus, forecasts of GDP growth have been the principal input for forecasts of air travel demand and, in turn, forecasts of new aircraft production requirements. The major airframe manufacturers as well as the U.S. and international aviation organizations devote full-time staffs to the task of determining future demand for aircraft. BK Associates regularly reviews the published forecasts and analyzes the impact projected supply and demand is likely to have on current and forecast values. As discussed below, these forecasts generally expect traffic growth to average about 5.0 percent per year during the next decade and about 4.9 percent per year during the next 20 years.

While there is a consensus that growth will average about five percent per year, because of the cyclic nature of the industry, there will be short term downturns where growth will be below the five percent average. As we saw in the early 1990s, coincidence of an economic recession with a period of large order backlogs will undoubtedly create short term surpluses of aircraft that will depress values. Similarly, now, the current difficulties in Asia have resulted in lower growth forecasts for the next several years.

3.2.1  Passenger Traffic

The latest worldwide revenue passenger-mile (RPM) forecasts issued by the manufacturers, the International Air Transport Association (IATA), the International Civil Aviation Organization (ICAO) and the FAA show annual percent growth rates for passenger traffic as follows:

                              TRAFFIC GROWTH RATE

                                                        Annual Increase
                 Forecaster             Period             (Percent)
                 ----------             ------             ---------

                   Airbus             1999 - 2018            5.00
                   Boeing             1999 - 2018            4.70
                    ICAO              1995 - 2005            5.50
           FAA (US carriers only)     1999 - 2010            4.50
              IATA (Intl. Only)       1998 - 2002            5.50

Given the relationship between GDP and RPMs discussed above, it is not surprising that most of the forecasts expect traffic growth to approximate five percent per year or more. Long term world GDP is expected to grow 2.7 to 2.8 percent annually while the more mature U.S. economy is expected to grow at 2.3 percent per year. Thus the FAA forecast for traffic growth is lower than the other forecasts.

Traffic growth rates in more mature economies are smaller. Boeing forecasts traffic growth in North America and Intra-Europe at 3.0 and 4.5 percent, respectively. Despite the current problems, the highest growth is expected in Asia, in general, and especially in China. However, the expectations have been reduced dramatically. Forecasts made several years ago generally expected the problems in Asia to be short-lived. Before the Asian economic crisis set-in in 1998, GDP in Asia was expected to grow at 4.1 percent per year over the next five years. Now forecast growth is 0.7 percent per year. Furthermore, it is now expected to affect the forecast for up to 20 years. A new forecast of GDP growth for Japan now expects GDP after 20 years to be 13 percent lower than was forecast in 1997. Reduced GDP growth translates into reduced traffic growth.

Traffic growth in China is now expected to be only 6.1 percent per year over the next 20 years, down from 8.1 percent in the previous Boeing forecasts.

Similarly, reduced GDP and traffic growth is now expected in South America due to a recession in Brazil and in the Middle East due to diminished demand for oil. Although these reductions will not have the longer lasting affect that those in Asia will have.

Demand for particular aircraft sizes requires a more detailed analysis of the overall passenger traffic growth rates. The manufacturers' forecasts are reasonably consistent but differ in length of term, the date they were issued and definition of size categories. Airbus is expecting more demand in the large 747-size category than Boeing. BK Associates chose to present data from the Boeing forecast in the discussion that follows. We believe it represents the expectations of the industry.

3.2.2  Fleet Size and Composition

Traditionally, wide-body aircraft, with some exceptions, were normally operated on long haul international routes and narrow-body on domestic or regional routes. Since the traffic growth forecasts are different for each, it is important that the major airframe manufacturers include in their forecasts an estimate for new jet aircraft by size categories. In the past, the forecasts were categorized by "wide-body" and "narrow-body".

More recently the manufacturers have forecast by seat size categories. With this breakdown, the "wide-body" category might be more appropriately named long-haul, high capacity aircraft or "large" aircraft and "narrow-body" would refer to shorter haul, lower capacity aircraft or "small" aircraft. This problem of size definition has been exacerbated in recent years by the introduction of regional jets like the Canadair RJ, Embraer 145 and the Fokker 70 which are included in Boeing's jet forecast even though they formerly were grouped with, and competed with, the larger commuter turboprops like the ATR72 and

Saab 2000. Also there are some large wide-bodies that are used on relatively short regional routes.

Starting with the 1996 forecast, Boeing went to a more meaningful categorization. The aircraft are considered to be "Single-Aisle", "Intermediate Twin-Aisle" or "Large", regardless of mission. Single-aisle includes A320s, B757s and anything smaller. Large aircraft are defined as those with more than 400 seats, essentially including only the B747 and any future larger aircraft. Everything in between is Intermediate twin-aisle, which by twin-aisle definition makes them part of the former "wide-body" category. This group includes such aircraft as A300s, B767s, B777s, MD11s, DC10s, A330s and A340s.

Now, in its latest (1999) forecast, Boeing has added discussion of "Regional Jets" as a sub-category in the single-aisle group. The Regional Jets include those single-aisle aircraft that have fewer than 107 seats.

Having defined the categories, for convenience, the following discussion will refer to them as "small", which includes "regional jets", "intermediate" and "large", as Boeing does in its forecast.

The Boeing forecast for new jet aircraft deliveries (including freighters and combis) over the next 20 years includes 14,804 small, 4,413 intermediate and 933 large aircraft. The small aircraft total includes 4,116 regional jets. The total of 20,150 new aircraft represents 160 percent of the existing worldwide fleet as of year end 1998. The forecast suggests that 73 percent of the new aircraft will be small or single-aisle. Over 20 percent of new deliveries are expected to be regional jets. Freighters will represent 650 of the new aircraft added to the fleet.

While large numbers of small aircraft will be needed, their share of the world fleet will decline to 54 percent of the fleet versus 63 percent today because the markets they serve are not growing as rapidly. In the Asia Pacific region where growth will be largest, the small single-aisle aircraft are used mostly on domestic routes. The geography of the region, with many island nations, causes most of the traffic to be longer haul and it is best served by the intermediate aircraft, which will increase from 19 to 23 percent of the fleet by 2018. However, airlines will continue to acquire large numbers of small aircraft to provide more frequencies in domestic services and short-range international services.

The proportion of large airplanes in the fleet will decline from eight percent of the fleet today to six percent by 2018. With extended range twin-engine overwater operations (ETOPS) capability, the intermediate aircraft can serve most routes that in the past could only be served by 747s. Airlines, responding to market forces, would much prefer to satisfy the demand with increased frequencies of intermediate aircraft rather than infrequent flights with large aircraft. Eventually, the need for large airplanes will be concentrated in a small number of high density markets. Over 80 percent of new deliveries in North America will be single-aisle or regional jets.

Boeing expects that the domestic U.S. will continue to be the largest market for small aircraft. Flexibility in scheduling has driven the U.S. airlines to smaller aircraft and it appears this will be the preferred fleet for the next 10 years. The need to replace an aging fleet, especially Stage 2 aircraft, will also drive the U.S. market.

While the total number of forecast deliveries is of concern to the manufacturers and is relevant to future value forecasts, the current value is more likely to be affected only by expected deliveries over the next several years. As such, a listing of firm order backlog as shown below may be more meaningful, however, it is important to recognize that the backlog can change quickly through cancellations or additional orders. These data are from the October 1999 issue of BACK Commercial Jet Fleets.

                               FIRM ORDER BACKLOG

                                Small     Intermediate     Large
                   Period     Aircraft      Aircraft     Aircraft     Total
                   ------     --------      --------     --------     -----
   Airbus       1999-2008+     1,031           300            -       1,331
   Boeing       1999-2008+     1,004           314           73       1,391
Boeing (MDC)    1999-2001         17             9            -          26
     BAe        1999-2000         14             -            -          14
  Canadair      1999-2004        341             -            -         341
   Dornier      1999-2008+       163             -            -         163
   Embraer      1999-2006        334             -            -         334

Considering the total firm order backlog above of 3,600, spread over a period of up to nine years, is less than twice the total deliveries during 1991 and 1992 suggests a shortage is likely to develop unless traffic growth does not meet expectations.

Another relevant comparison in the forecast is the identification of those aircraft expected to be replacements and those aircraft needed for passenger traffic growth. Most replacements are for passenger aircraft that are retired from service and a smaller number of replacements are due to loss because of accident, or conversion to freighter aircraft.

Boeing forecasts that 4,305 aircraft will be retired from commercial service over the next 20 years. This is likely to be front-loaded since many retirements will occur by 2002 when noise regulations are fully in effect, first in the U.S. by December 1999 and then in Europe by April 2002.

However, since capacity is replaced seat-by-seat rather than aircraft-by-aircraft, it is more difficult to predict fleet composition. For example, a 150-seat aircraft may be replaced by a 200-seat aircraft. Thus, part of the transaction is for replacement of a retiring aircraft and part serves traffic growth. Boeing estimates that one-fourth of the new aircraft will be replacement capacity and three-fourths will be for growth.

As with the delivery forecasts above, the long term mix between replacement aircraft and growth aircraft is not so relevant to current values. In the short term, retirements will influence values to a greater extent but it is difficult to quantify them.

3.2.3  Commuter Traffic and Commuter Fleet

Reliable data available to BK Associates on the commuter industry are mostly from U.S. and, to a lesser extent, European sources. However, since some 36 percent of the commuter fleet is with U.S. airlines and since many of the trends started in the U.S. are now spreading to Europe, as restrictions are removed, a discussion of the U.S. market is likely representative of worldwide trends.

The commuter/regional side of the airline industry in the U.S. has been undergoing an evolution during the last decade stemming from three factors. First, the consolidation of regional operators, second, the integration of regional operators into the U.S. major airline operations, and third, the introduction and proliferation of regional jets.

Since 1981, the number of independent regional operators has declined by approximately 59 percent, from 250 to 102 operators in 1998, or nearly 10 carriers per year. In Europe, which accounts for 19.5 percent of the commuter fleet, the number of operators has remained steady between 47 and 53 over the last five years. Industry predictions are for this consolidation trend to continue into the near term future albeit at a smaller annual rate of decline.

The second trend, integration of the commuter/regional industry into the major's operations, brought about a closer operational liaison between the partnerships through development of code-sharing and the major's outright purchase of equity interest in selected commuter/regional operators. These relationships have provided opportunities for route rationalization resulting in transfer of selected short haul routes from the major carrier to the regional partner. The exceptional growth of the regionals over the past decade is the result in large part to the route transfer activities. This partnership alliance, in conjunction with the decline in number of commuter/regional operators through mergers and acquisitions, has served to strengthen many of the remaining regional carriers to dominate their field. This is evidenced by the fact that the top 10 carrier/corporate groups (Delta Connection, for example, includes several regional airlines) carried 88 percent of the total U.S. regional passenger enplanements in 1998 and the top 50 individual regional airlines accounted for 99.1 percent of enplanements.

The true regional jet, first introduced by Comair in 1992, has grown to a fleet of 488 aircraft as of October 1999. An additional 845 were on order at that time. In addition, several other models like the BAe 146 and the Fokker 100 and 70 now fit the definition of regional jets, although they were not originally designed for nor intended for "commuter airline" service. The jets now account for more than 28 percent of the regional fleet, including those in service and on order.

The jets offer more opportunities for route rationalization with the major partners as thin traffic routes can be transferred from the major airline to the regional partner while still providing jet service.

While the demand for commuter aircraft is encompassed by the worldwide passenger demand, the commuter component has characteristics that are distinct from the demand for larger jet aircraft. As "commuter airlines" begin operating more and more larger aircraft including jet aircraft it is more difficult to separate the commuter component of demand from that of the larger national and international airlines. Thus, it is more difficult to get traffic data and forecasts that solely address commuter airlines.

It is estimated that the U.S. commuter airlines represent about one half of the world commuter/regional traffic and the European commuter/ regional airlines account for about 30 percent of the world total. The U.S. regional/commuter airline industry has been the fastest growing sector of the U.S. aviation community with growth exceeding 250 percent thus far in the 1990s. Passenger enplanements in 1998 were up 7.2 percent and revenue passenger miles (RPMs) were up 11.0 percent over 1997. According to the European Regional Airlines Association (ERA), traffic growth in Europe has remained between 12 and 17 percent throughout the past five years.

The latest FAA forecast issued about one year ago in early 1999, predicts continued high growth levels in traffic, enplanements, aircraft size and average stage length over the next 12 years. Their assumptions include the continuation of the Regionals to outperform the large commercial air carriers in large part because of the continuing increase in demand and the increasing quantity of new state-of-the-art aircraft. The traffic forecast shows RPM growth averaging 7.5 percent per annum and growth in passenger enplanements averaging 5.4 percent over the next 12 years. This is higher than the forecasts for large U.S. trunk carrier growth which is expected to be 3.6 percent per year.

U.S. regional airlines operated 2,039 aircraft in 1998. They forecast this fleet to grow at a 2.9 percent annual rate such that it will number 2,886 units by the end of the forecast period in 2010. Average stage length for commuters is expected to increase to 306 miles by 2010 resulting largely from the introduction of faster turboprops and the regional jets which accommodate longer stage lengths in the same flight time. Additionally, the FAA predicts a continuation in the shift to larger aircraft. In 1980 the average was 15.1 seats per aircraft and in 1998 the average had grown to 33.1 seats. By the year 2010 they predict this to average approximately 42.2 seats per aircraft. Figure 3-3 illustrates the forecast change in percentage of the total U.S. fleet for each seat category between 1998 and 2010.

As Figure 3-3 shows the bulk of the current fleet consists of aircraft under 20 seats in size. By 2010 this category will decline to some 685 aircraft representing only 23.8 percent of the forecast fleet. This decrease is due to the expected retirement of a large number of old aircraft in the under-20 seat categories and the FAA's requirement that aircraft of this size be operated under FAR Part 121 rules, instead of the less stringent

Part 135. Part 121 governs large aircraft in commercial service such as jets and mandates required equipment and flight crew flight and rest times, which although acceptable on a B747 say, make a Beech 1900D uneconomic to operate. While the under-20 seat categories are expected to decrease, the 20 to 40-seat category is expected to increase both in number and as a percent of the total from 35.1 to 39.4 percent. The FAA forecast suggests that some 350 new aircraft in the 20 to 40-seat category will be required in the next 12 years in the U.S. alone.

                                   Figure 3-3
                                [GRAPHIC OMITTED]

For the world market, Bombardier in its latest forecast predicts the world fleet (including the U.S.) will grow with delivery of 8,232 aircraft by 2014 from its present size of 6,560. They expect 1,028 new aircraft to be under 19 seats or 12 percent of deliveries. In the 20 to 40-seat group, they expect 1,830 deliveries. In the over 40-seat group, Bombardier expects 5,374 new deliveries worldwide, which is dramatically different from the U.S. forecast. Since the time periods are different and the number of retirements are not addressed, direct comparison is not possible. However, even if all of the existing fleet were retired, this would mean the U.S. deliveries of large aircraft would only be 753 or 14 percent of the world total. This would not be consistent with the current or past composition of the fleet.

While the total number of forecast deliveries is of concern to the manufacturers and is relevant to future value forecasts, the FMV is more likely to be affected only by expected deliveries over the next several years and currently surplus aircraft. As such, a listing of the order backlog and current availability as shown below may be more meaningful, but recognizing that the backlog can change quickly through cancellations or additional orders. These data are from the October 1999 issue of BACK Commercial Jet Fleets.

                            BACKLOG AND AVAILABILITY
                                 (October 1999)

                              Under 20-Seat    20 to 70-Seat   Small Jet
                Mfgr.           Aircraft         Aircraft      Aircraft    Total
                -----           --------         --------      --------    -----
BACKLOG
                 ATR                                  36                      36
                Avro                                               14         14
                Beech              10                                         10
              Canadair                                            341        341
              Casa/IPTN                                3                       3
                 DHC                                  93                      93
               Embraer                                 1          334        335
          Fairchild/Dornier                            7          163        170
                Saab                                   1                       1
                Total              10                141          852      1,003

AVAILABLE (11/99)122              128                27

Source:  Industry data.

The small jets are included because they will probably end up satisfying some of the regional airlines demand for more capacity. However, excluding them for the moment, the order backlog above falls considerably short of the demand forecast even if one assumes all of the currently idle or available aircraft are returned to service.

The expected decrease in the under 20 seat size fleet from 1,017 aircraft to 685 is consistent with the small order backlog. These are likely destined to replace retired small aircraft. In the larger turboprop category, however, the order backlog falls far short of the expected increase in the fleet of 1,078 aircraft. Even if the jets take some of this market, considering some replacements for older large aircraft as well, there is a need for more than 500 new aircraft beyond those already ordered.

3.2.4  Future Balance Between Demand and Supply

While the manufacturers develop their forecasts to determine a delivery schedule for aircraft, BK Associates is concerned with the balance between supply and demand which determines the surplus or shortage of aircraft units in the world fleet. A forecast of the balance between supply and demand facilitates the determination of future values for aircraft.

Demand for commercial aircraft is mostly a function of passenger demand and to a far lesser extent for cargo lift. Based on our analysis of industry data including the manufacturers' forecasts, BK Associates believes that revenue passenger-mile (RPM) growth rates will be about five percent overall between 1998 and 2007.

Using these data, one can plot curves of demand and supply to determine at what future times there will be an excess or shortage of available aircraft and estimate the corresponding effect on aircraft values. The demand curve is derived from an estimate of RPMs. These RPMs are converted to aircraft units using averaged load factors, weighted average number of seats and averaged operational performance factors for the model of aircraft. The supply forecast curve comprises the current actual world operating fleet plus stored aircraft available for sale or lease less obsolete models such as B707s and BAC1-11s and a necessary market float (130 aircraft for single-aisle aircraft and 50 for twin-aisle aircraft). Supply forecast for subsequent years includes the following assumptions: annual fleet retirement rates based on 30-year life expectancy for single-aisle fleets and 28 years for twin-aisle fleets; annual adjustments for aircraft lost to accidents made at a rate of .002 percent of the operating fleet per year; and new aircraft delivery rates based on the delivery schedule for firm orders.

Plotting these data on a graph shows periods during which there is an excess supply of aircraft and the crossover point at which there is balance between supply and demand. Beyond that point, a hypothetical shortage of aircraft occurs which will not likely occur because new orders will be placed to satisfy the demand with additions to the fleet.

These graphs have been included in BK Associates reports during the past few years, but are not included here. As the supply versus demand situation has developed, the graphs have become less meaningful visually, especially for the single-aisle fleet. For the single-aisle fleet, the data show the market returned to balance in 1996 and is in balance now.

For the twin-aisle fleet, the data continue to show, as they have for the past several years, that the excess supply of aircraft will continue and gradually be reduced to balance by 1999 after which an increase in orders will be required to satisfy demand.

3.3  Suitability of the Aircraft

The subject of suitability of the aircraft to an operator's requirements cannot be readily separated from the demand for lift and operating costs. To create any demand for a particular aircraft type there must be a buyer with requirements that are satisfied by that type of aircraft. Range and seating capacity or payload, along with operating costs, are normally the parameters crucial to the buyer's decision.

BK Associates regularly reviews the U.S. airlines' operating statistics as reported to the U.S. Department of Transportation. The data are sometimes incomplete or may reflect some irregularities in a single reporting period, such as an extremely high maintenance cost for a particular aircraft. Even with the anomalies cited above the statistics are reliable over time and a good statistical base.

The range and operating cost data shown in Figure 3-4 are derived from U.S. airline reports to the Department of Transportation and are meant to give a rough estimate of the relative operating cost advantage or disadvantage between competing models. These data for passenger aircraft are based on the average of the quarterly reports for the last four quarters that are available. Since quarterly data can be distorted by, for example, a period of bad weather delays which increase fuel expenditures, the averaged data is more meaningful. It should be understood they include only U.S. airlines and are averages. Any one airline may have costs above or below the average and in some cases, there may be only one airline operating that type. The data include only crew, fuel, insurance, taxes, and maintenance costs. Depreciation and rentals are excluded since they are not costs that are a function of the aircraft's performance or specifications. The data do not suggest cost comparisons between specific aircraft but rather more general comparisons such as cost per seat-hour between older Stage 2 aircraft and more modern fuel-efficient models.

Comparable data for the commuter turboprop aircraft are not available.

Another measure of the suitability of an aircraft is indicated by its customer base. The more orders a manufacturer receives for an aircraft and the size of its worldwide operator base are an indication of the aircraft's popularity and suitability. More important, it is an indication of the extent of the potential market were it necessary to sell or lease an aircraft. The more operators and aircraft of a type, the more likely one could be required as an addition to a fleet.

Figures 3-5, 3-6 and 3-7 present data on selected single-aisle, twin-aisle and regional aircraft types that indicate the extent of the acceptability of each model. In each case the number of aircraft in service or on order is plotted against the number of airlines that operate that aircraft type. The data are as of January or July 1999. However, since the composition of the fleet does not change that rapidly, they are still representative of the current fleet.

                                   Figure 3-4
                  EXAMPLES OF PAYLOAD, RANGE & OPERATING COST
                             FOR SELECTED AIRCRAFT

                               Typical Range
 Aircraft        Typical       Fully Loaded             Direct Operating Cost
   Type          Seating          (N.Mi.)        $/Block Hr.   $/Block Hr./Seats
   ----          -------          -------        -----------   -----------------
 A320-200          148             2,850            1,681            11.36
 B737-300          132             2,200            1,419            10.75
 B737-400          142             2,400            1,271            8.95
 B737-500          110             2,800            1,435            13.05
 B757-200          186             2,800            1,900            10.22
   MD82            155             2,150            1,600            11.51
   MD83            139             2,500            1,600            11.51
B767-300ER         262             6,200            2,480            11.75
 A300-600R         241             4,250            2,904            12.05
   A310            218             4,850             N/A              N/A
   A321            186             2,350             N/A              N/A
   A330            328             4,750             N/A              N/A
   A340            295             6,750             N/A              N/A
 B747-400          374             7,300            4,727            12.64
B767-200ER         181             3,900            2,621            14.48

The presentation suggests that an aircraft's acceptability or popularity is better the further to the right and to the top is its position on the chart. Thus, the widest acceptance is for aircraft in the upper right quadrant and the least is for those in the lower left. Therefore, those aircraft like the B757, plotted in the top half and in or near the upper right quartern, should obviously be the ones which will be most attractive to a buyer, especially a second or third tier carrier who needs to be assured there will be a good chance spare parts and technical assistance can be readily obtained from a third party if the plane goes unserviceable in a remote station. Aircraft in the other quarterns, positioned towards the center, will still be attractive, as one has to apply some subjective reasoning to charts such

                                   Figure 3-5
                               [GRAPHIC OMITTED]


                                   Figure 3-6
                               [GRAPHIC OMITTED]

                                   Figure 3-7
                               [GRAPHIC OMITTED]

as these. For example, the B727-200 and B737-200 are approaching the end of their economic market attractiveness with the limits imposed by noise rules over the next seven years forcing operators to retire or hush kit these particular models.

Similarly, with the regional aircraft, it would appear that there is a widespread operator base for each of these except the relatively new DO328. However, a large concentration of each of these types is with U.S. airlines. If American Airlines, for example, decided to drop the Saab 340 or the ATR42, it would have a dramatic effect on the market despite the existence of 31 other Saab operators and 60 other ATR operators. Each of the models above dominates the commuter fleet of one or more major U.S. airlines. For example, Atlantic Southeast, a Delta connector, accounts for more than 20 percent of the world's EMB120 fleet. Similarly, Flagship Airlines, an American Airlines commuter, accounts for more than 15 percent of the Saab 340 fleet while U.S. Air Express and Northwest Airlink combine for nearly 44 percent of the DHC-100/-200 operating fleet, and Comair accounts for 30 percent of the Canadair RJs.

3.4  Regulatory Factors

While most factors that affect aircraft values are market related, there are others that are purely geopolitical (such as fuel supplies) or regulatory (such as noise; airport access and airport slot restrictions; and regulatory maintenance procedures required for aging aircraft). It is not possible to predict the occurrence of geopolitical events such as an interruption in fuel supplies by producing nations, and for the present, there does not appear to be any threat of a fuel supply or fuel cost related crisis that would affect aircraft values. However, noise regulations and regulatory maintenance in the form of Airworthiness Directives are having an increasing effect on values.

3.4.1  Noise Regulations

The International Civil Aviation Organization (ICAO), the European Commission, and the United States have adopted or proposed regulations that would restrict the operations of noisier aircraft.

The regulatory noise restrictions and airport access restrictions are a threat to the retention of values for all aircraft that are perceived to be excessively noisy and, particularly, ICAO Annex 16 Chapter 2 and Federal Aviation Regulations (FAR) Part 36 Stage 2 aircraft. Conversely, values of quiet aircraft could be greatly enhanced by such restrictions. More recently the European Commission has proposed even more stringent requirements on aircraft that achieve Stage 3 through hush kits.

All of the Aircraft in the MSAF Portfolio meet Stage 3 certification levels.

3.4.2  Regulatory Restrictions for Aging Aircraft

During past years, several airline accidents have focused attention on the issue of the structural integrity of aging airliners. Engineering studies have long predicted that increased age and exposure to various environmental factors coupled with ever accumulating landing/takeoff cycles eventually result in metal fatigue that can weaken airframe structures. Experience with aircraft such as B707s, DC8s, B737s and B747s has shown that constant surveillance is required to combat the effects of age, pressurization cycles, atmospheric conditions and intensive utilization. Indeed many Airworthiness Directives (ADs) and Service Bulletins
(SBs) have been issued by the FAA and aircraft manufacturers for inspection and repair of structural components.

During 1989, the FAA issued reports on the findings of several industry task forces which recommended mandatory implementation of Service Bulletins concerning fatigue related problems. Subsequently, these recommendations have been adopted in the form of Airworthiness Directives. The original Service Bulletins recommended inspection of an area where the failure is predicted to occur and require a repair or modification only when the crack actually appears. The industry groups recommended that airlines terminate these inspections at some point in the airplane's life by modifying the airplane in the affected area.

The impact of these so called "aging aircraft" ADs varied from aircraft to aircraft depending on production line number and previous voluntary implementation of some of the Service Bulletins. Some of the SBs have calendar limits and others are flight hour or cycle controlled. For the most part these have been routinely incorporated into airline maintenance programs and, while the cost of terminating a pending AD should certainly be recognized in appraising a specific aircraft, the cost of the ADs no longer has any impact on any entire fleet or class of aircraft.

More recently, accidents involving a TWA B747 and a Swissair MD11 have resulted in ADs which have received much public attention requiring inspection of wiring and fuel tanks. Similarly, an on-going FAA evaluation has resulted in payload restrictions on some B727 freighters that were converted from passenger aircraft.

Again, BK Associates believes that, while these are considered in appraising a specific aircraft, they are not reason to decrease values, for example, of all B747s and MD11s.

The values in Figure 2-1 assume all applicable ADs have been complied with.

3.5  Aircraft Sales Data

As noted in the introduction to this section, price data from actual aircraft sales are an essential ingredient in the appraisal process. Recent sales document current market values but the data also contribute to the development of forecast base values from historic data. This process is discussed below.

3.5.1  Recent Sales Data

The experience of the airlines in realization from sales of used aircraft influences the market to a lesser extent than the other factors, but it is still a factor to be considered. The most recent sale price "sets" the market if all other factors are equal. Regardless of the demand, availability, suitability, and potential operating economics of a particular aircraft, few buyers would be willing to pay a substantially higher price than was paid for the most recent similar aircraft sold. Similarly, sellers are not willing to accept a price that is significantly lower than the price of recent transactions unless they are under pressure to sell.

While the above is still true, the problem in the current market has been to identify recent sales and understand the circumstances surrounding the transaction. There have been few recent sales of used aircraft and fewer still for which the price was divulged by any of the participants in the transaction. Furthermore, many sales have been under distress conditions and the price may not be representative of the fair market value.

BK Associates tracks aircraft sales and maintains a database on the prices paid in aircraft transactions. The transactions included are largely based on airline Form 41 reports to the U.S. Department of Transportation (DOT). Unfortunately, most U.S. airlines have withheld their reports since the Fourth Quarter of 1992 but, even in this group, there have been few transactions except for new aircraft deliveries. Other reports published in aviation periodicals regarding non-U.S. transactions are also included.

Actual transaction prices for sales of relevant aircraft during the past one to one and one-half years are reported in Figure 3-8. These were extracted from the BK Associates database.

Some of the reports now contain reported "Stipulated Loss Values", "Security Agreement Values" or "loan collateral values". These are identified in Figure 3-8 by appropriate abbreviations in the remarks column like "S.L.V.". In the absence of other data, these reports are of some value but it must be recognized that the actual sale price or value of the aircraft is likely to be higher than the security agreement value or loan value. However, the actual value is often lower than the stipulated loss value. Further, some reliable sources identify some transaction prices even though they do not identify the parties or the date of the transaction. Even though these data are incomplete they are useful and are included in Figure 3-8.

In the absence of recent sales, appraised values must often be determined by alternative methodologies. One approach that is especially reliable for nearly new aircraft is to determine the new price, or replacement cost, of the aircraft and subtract from it an allowance for the estimated hours and cycles accumulated to date. While this approach is good for aircraft up to three years old, extending it to five or six-year old aircraft gives at least one alternate estimate when there have been no recent sales.

Figure 3-8

Figure 3-8 (Cont'd.)

Another approach is to determine the aircraft's current value by assessing the affect of market changes since the last time the aircraft was appraised or since the last time valid recent sales data were available.

Appraisers have traditionally based future value forecasts on models developed from comparison to historic sales data modified to reflect the impact of expected market conditions. This now offers still another approach to current values. Based upon a very large sample of historic sales data we know how much an aircraft should be worth as a percentage of its original cost in an average market, balanced over the years by both strong and weak market conditions. Using this as a starting estimate of what the value "should be", one can adjust it to reflect current market conditions.

Figure 3-9 presents data on historic sales prices of all jet aircraft models as a percentage of the new price and also the high/low range under all market conditions. While not shown here, we have developed similar relationships for wide-bodies only, and narrow-bodies only.

                                   Figure 3-9
                               [GRAPHIC OMITTED]

                     4. SPECIFIC AIRCRAFT MODEL DISCUSSION
                 **********************************************


This section of the report presents a very brief narrative description of each aircraft type included in the MSAF Portfolio. All data are from published industry sources including the aircraft manufacturers. Statistical data are as of October 1999.

4.1  Airbus

4.1.1  A300-600R

Airbus Industrie was established in 1970 by a consortium of European manufacturers comprised of Aerospatiale of France; Deutsche Airbus of Germany; British Aerospace of England and CASA of Spain. This partnership was established expressly to develop large commercial transport aircraft and their first product was the A300B1. The most recent variant is designated the A300-600R, an extended range aircraft first certified in 1988. Today there are 231 A300-600s in service - including main deck freighters - plus 32 additional units scheduled for delivery through the year 2000. There are 34 operators worldwide and American Airlines is the largest single passenger operator with a current fleet of 35 A300-600R aircraft, and FedEx has 35 freighters.

4.1.2  A310-300

The A310-300 was certified in 1985 and one of a series of variants to the earlier A300 series. The A310 has a shorter fuselage and a two-man "glass" cockpit. The A310-300 fleet size currently stands at 142 units plus six on order for future delivery into 2003. There are 17 A310-300 operators worldwide with Singapore Airlines having the largest fleet at 17 units.

4.1.3  A320-200/A321-100

The A320 was the first narrow-body produced by Airbus it employed a fly-by-wire system with side-stick cockpit controls. A slightly larger variant, the A321, was certified in 1993. The A321 is 14 feet longer and employs stronger landing gear and engines. Currently there are 758 A320s in service with 92 operators. The largest operators are U.S. carriers, Northwest Airlines with 70 and United Airlines with 53. Future scheduled deliveries stand at 432 units. The A321 fleet is somewhat smaller at 141 units with 27 operators plus 126 firm orders for future deliveries into 2007.

4.1.4  A330-300/A340-300

The A330-300 is a medium-/long-range wide-body developed by Airbus in concert with the four-engined variant - the A340. These models are nearly identical except for engines. Currently there are 75 A330-300s in operation with 11 operators worldwide plus 60 units on firm order for future delivery extending to 2005. The A340-300 fleet stands at 134 units and 22 operators. Firm orders of the A340-300 are 59 units extending into 2005. These statistics are exclusive of the A330-200 and A340-200 variants.

4.2  Boeing

4.2.1  B737-300/-400/-500

The Boeing 737 series has been in airline revenue service for more than 30 years. The original aircraft, a B737-100, first flew in 1967. The -300/-400/-500 models incorporate advanced technology features in design and construction. The B737-300 entered revenue service in 1984 and introduced the CFM International CFM56 series engines. Today there are 1,046 B737-300s in service with 97 operators worldwide plus seven on firm order scheduled for deliveries only into 2001 as these -300/-400/-500 variants are being displaced on the order books by the B737-600/-700/-800s. The B737-400 was certified in

1988. It is 120 inches longer than the -300 and is also equipped with the CFM56 series engines. Currently there are 476 in service and four on firm order with 60 operators worldwide. USAirways is the largest operator with 54 aircraft followed by Alaska Airlines with 40 aircraft. A shorter version, the B737-500, has a smaller population at 384 units in service with 40 operators. Continental with 67 units and United Airlines with 57 units are the dominant B737-500 operators. There are no outstanding orders for future deliveries.

4.2.2  B747-300/-400

The original wide-body aircraft, Boeing's B747-100 entered service in 1969, and since then a number of variants have been developed. The B747-300 is noticeably different from any earlier B747 variants by its extended upper deck (EUD). The EUD was originally available as a retrofit for existing B747-100 and -200 aircraft and was subsequently produced new by the manufacturer. The B747-300 was viewed by the industry as a "bridge" model between the earliest B747s and the current offering by Boeing - the B747-400. In addition to advancements in engine power, payload, range and design and manufacture technology, the noticeable visual difference between the earlier models and the new standard -400 model is the extended upper deck which offers a higher seating capacity. Currently there are 73 B747-300s in service with 23 operators worldwide. This model is no longer in production. B747-400 fleet size stands at 405 plus 91 freighter-capable units with 63 operators. British Airways with 57 and United Airlines with 43 are the significant B747-400 operators. The firm order book stands at 73 aircraft including freighters with delivery scheduled into 2007.

4.2.3  B757-200

During the developmental stage, the B757-200 was considered the logical replacement for the highly successful B727. Based on its higher fuel efficiency, it would render the B727 uneconomical in a high fuel cost environment. However, fuel costs have yet to reach the levels expected at the time of the B757 conception. Nonetheless, the B757 has been eagerly accepted into the narrow-body market. It was certificated in 1982 and today there are 862 in service with 56 operators, including 81 freighters plus 72 on firm order with deliveries scheduled through 2005.

4.2.4  B767-200ER/-300ER

Boeing conceived the B767 to serve the gap between its B727/B757 narrow-body product and the B747 wide-body. Certification of the B767 was achieved in 1982 (B767-200). Since that time, several variants were developed including the -300, a stretched version of the earlier B767-200. The -300 is 21 feet longer offering greater seating capacity and with its higher gross weight - a greater range than the -200. The -300 was certificated in 1987. The -200ER/-300ER with higher gross weight than the base models are "extended range" variants. Currently there are 97 B767-200ER aircraft in service plus 10 on order with 23 operators, additionally 395 -300ERs are in service and 30 on order with 59 operators. American is the largest -200ER operators with 17 units while Delta and American operate 51 and 49 -300ERs, respectively.

4.2.5  MD82/MD83

The MD80 series was introduced by McDonnell Douglas in 1979. There are five derivatives of the MD80 including - MD81, MD82, MD83, MD87 and MD88 totaling approximately 1,066 units in service today. The MD82 is considered the standard model as it accounts for 55 percent of the fleet total. The MD82 with JT8D-217 engines replaced the earliest model - the MD81 by offering performance improvements. MD83s offered yet higher thrust JT8D-217C or optional -219 engines and increased fuel capacity and operational range. The MD87 is the only one of the five models with a short fuselage with an approximate capacity of 130 seats. There are 28 operators of the MD82 and 27 operators worldwide of the MD83 fleet. American Airlines is the largest single MD82 operator with 230 units, while Trans World Airlines is the largest MD83 operator with 52 units.

4.3  Fokker

4.3.1  F50/F70

The F50 was a follow-on design of the Fokker F27 aircraft. The F50 is a twin-engine turboprop aircraft with typical seating for 50 passengers. Certification was achieved in 1987 and today there are 181 units in service with 31 operators. The largest fleet operator is SAS with 20 F50s. The F70 is powered by twin Rolls-Royce Tay engines with seating for approximately 70 passengers. Certified in 1994, today there are 43 F70s in service with nine operators. It is important to note that both models are out of production and the manufacturer - Fokker Aviation - has closed its doors.

                              5. VALUE METHODOLOGY
                         ******************************


The methodology used by BK Associates, Inc. in reaching the conclusions presented in this report is consistent with aviation industry standards as well as with appraisal industry practices such as those recommended by the American Society of Appraisers (ASA) and the Principles of Appraisal Practice of the International Society of Transport Aircraft Trading (ISTAT).

Different types of values may be presented in this report. Each type is defined below and the methodology used in determining values is described.

5.1  Definitions

The following definitions are reproduced verbatim from the ISTAT appraiser's handbook. While BK Associates complies with the substance of the ISTAT definitions, where there are some differences in interpretation or a need for further clarification, our comments are added after the definition.

Base Value is the Appraiser's opinion of the underlying economic value of an aircraft in an open, unrestricted, stable market environment with a reasonable balance of supply and demand, and assumes full consideration of its "highest and best use". An aircraft's Base Value is founded in the historical trend of values and in the projection of value trends and presumes an arm's length, cash transaction between willing, able and knowledgeable parties, acting prudently, with an absence of duress and with a reasonable period of time available for marketing.

BK Associates does not normally provide opinions on Base Values since they refer to a hypothetical market condition and may be misleading when compared to actual values.

They would normally be used only in analyses of historical values or future values where the assumptions relating to a hypothetical market condition are more appropriate.

Market Value or Fair Market Value (or Current Market Value or Current Fair Market Value if the value pertains to the time of the analysis) is the Appraiser's opinion of the most likely trading price that may be generated for an aircraft under the market circumstances that are perceived to exist at the time in question. Market Value assumes that the aircraft is valued for its highest, best use, that the parties to the hypothetical sale transaction are willing, able, prudent and knowledgeable, and under no unusual pressure for a prompt sale, and that the transaction would be negotiated in an open and unrestricted market on an arm's length basis, for cash equivalent consideration, and given an adequate amount of time for effective exposure to prospective buyers.

BK Associates further believes that the "adequate amount of time for effective exposure" is 12 to 18 months.

Distress Value is the Appraiser's opinion of the price at which an aircraft could be sold under abnormal conditions, such as an artificially limited marketing time period, the perception of the seller being under duress to sell, an auction, a liquidation, commercial restrictions, legal complications, or other such factors that significantly reduce the bargaining leverage of the seller and give the buyer a significant advantage that can translate into heavily discounted actual trading prices. Apart from the fact that the seller is uncommonly motivated, the parties to the transaction are otherwise assumed to be willing, able, prudent and knowledgeable, negotiating at arm's length, normally under the market conditions that are perceived to exist at the time, not an idealized balanced market.

BK Associates normally assumes that the sale must be completed in six months or less for the Distress Value to apply.

Securitized Value or Lease-Encumbered Value is the Appraiser's opinion of the value of an aircraft, under lease, given a specified lease payment stream (rents and term), and estimated future residual value at lease termination, and an appropriate discount rate.

BK Associates prefers the term "Lease-Encumbered Value" and does not normally use "Securitized Value". We sometimes refer to the Lease-Encumbered Value as the price an investor should be willing to pay for the aircraft given the potential return from the lease payments and residual value.

5.2  Current Fair Market Value Assumptions

Consistent with, or in addition to, the definitions above, in determining current fair market values for used aircraft or future values of a new aircraft, BK Associates applies the following assumptions:

o The aircraft has half-time remaining to its next major overhaul or scheduled shop visit on its airframe, engines, landing gear, and APU. If the airframe is on a progressive maintenance system this, in effect, keeps it always at half-time.

o It is under a civil aviation authority-approved airline maintenance program of international standards of airworthiness, with all Airworthiness Directives, mandatory modifications and applicable Service Bulletins currently to industry standard.

o The specifications of the aircraft are the standard, or most common, for that model in terms of gross weight, fuel capacity and engine model.

o The interior is in a standard configuration for its specific type, with the buyer-furnished equipment and options of the types and models generally accepted and utilized in the industry.

o    It is in current flight operations.

o    The aircraft is sold for cash without seller financing.

Adjustments are made to the value of a specific appraised aircraft to account for variations from the assumptions stated above for a standard aircraft, as well as for date of delivery, total hours and cycles and ratio of hours to cycles, increased weight or fuel capacity capability, engine model and high density configurations.

Values determined according to the above assumptions are often referred to as "half-time" values as in the "half-time current fair market value". Values that include adjustments for deviations from half-time for the current maintenance status are referred to as "adjusted values" or "maintenance adjusted values".

The purpose of the adjustment for deviation from half-time on major maintenance items is to recognize the cost of a major maintenance expense which may be imminent for the buyer or which may have recently been absorbed by the seller. In the case of a sale/leaseback where the operator of the aircraft does not change and he continues to be responsible for maintaining the aircraft, recent major maintenance expenses or impending expenses are usually not relevant to the current fair market value. Only those conditions that result in a maintenance expense or saving at the time the aircraft is returned to the lessor are relevant and these usually have an impact only on the residual values expectation. In these cases it is often concluded that the half-time value is the current fair market value.

Changes in the aforementioned parameters and assumptions, as well as availability of long-term financing by the seller, can easily increase or decrease the market price by 25 percent or more. Compliance with modifications and high cost inspections can also affect price and marketability. Aircraft with higher approved operating weights or the eligibility to be certified for such increases will bring premiums when specific operations requiring such capabilities are to be the purpose for the acquisition of any given used airplane. Sales of aircraft under distress conditions will often decrease the market price and in the case of a "fire sale" due to a bankruptcy, still lower values would apply, often as much as 50 percent below the probable value defined above.

Aircraft that have been out of service for prolonged periods, or are not currently certified as airworthy, usually incur lower market and appraised values. Similar penalties will also apply to aircraft which have disproportionately high cycle-to-hour ratios relative to the average achieved by the industry in operating the specific type of aircraft.

5.3  Current Value Methodology

One of three methods is employed by BK Associates in determining the current value of an aircraft:

1) Using industry data to ascertain the prices realized in recent sales of comparable models. This is the most common method employed in aircraft appraisals.

2) Replacement cost method. This approach is frequently employed when there have been no recent comparable sales.

3) Rate of return to an investor. Determines how much an investor should pay for the aircraft to get an acceptable return by taking into account the lease payments and residual value of the aircraft at the end of the lease. This method results in a "Lease-Encumbered Value".

The foregoing methods are discussed more fully in the following subsections.

5.3.1  Comparison With Recent Sales Method

The current fair market value of the aircraft is based upon our familiarity with the aircraft type, its earnings potential in commercial service, our knowledge of its capabilities and the uses to which it will be put throughout the world, our knowledge of the marketing of used aircraft and the factors affecting the fair market value thereof, and also is generally based on a knowledge of the asking, offered and transaction prices for similar, competitive, and alternative equipment as well as transactions and negotiations involving basically identical aircraft, acquired from BK Associates' experience in keeping track of the market and transactions concluded. These realizations reflect supply and demand in the marketplace at the time of the sale and must be adjusted for existing conditions at the time of the appraisal. However, this adjustment is normally minor, as the comparable sales against which the appraised aircraft is being compared usually have occurred recently. In the absence of recent sales, the current value is often determined by assessing the perceived impact of market factors on a particular aircraft model since the last time there were sufficient sales to document the value.

5.3.2  Replacement Cost Method

Where there have been no comparable sales, a value can be determined by comparing the direct operating costs (DOC) of the appraised aircraft with that of a new technology replacement model. The usually lower DOC of the new design is then added to its purchase price and finance charges over a typical loan period to arrive at a total cost per seat-mile which usually is much higher than the DOC alone of the appraised aircraft. This cash margin is the maximum an airline can pay for the used aircraft and still receive a satisfactory rate of return.

The principal assumptions employed in arriving at this amount are similar load factors and revenue per seat-mile for both types. Other assumptions are the number of seats, average speed and hours flown per month, so that the differential between the two aircraft costs per available seat-mile can be converted into the maximum monthly loan repayments to equal the cash margin.

A variation in this approach that is sometimes used when the DOC parameters cannot be compared accurately, is to relate the estimated remaining useful life of the appraised aircraft to the current cost of a comparable replacement aircraft. Thus, if it is concluded that the appraised aircraft is 50 percent of the way through its probable life and a replacement aircraft costs $50 million, the value of the appraised aircraft is estimated to be $25 million.

Neither of these replacement cost methods takes into account the effect of supply and demand in the current marketplace and the appraiser has to make a subjective adjustment for these conditions in order to arrive at an accurate value.

5.3.3  Lease-Encumbered Value Method

This method uses the present value of the rental stream and forecast of the residual value of the aircraft at the end of the lease term to determine what an investor is willing to pay for a desired internal rate of return (IRR) before taxes. In the current market 8.5 percent, or better, is usually considered reasonable where the airline is a good credit risk. This lease encumbered valuation can produce current market values greater or lesser than the fair market values, depending upon the rental rate and the appraiser's opinion regarding future values of the appraised aircraft.

                    6. QUALIFICATIONS OF BK ASSOCIATES, INC.
               *************************************************


BK Associates was established in 1984 by William H. Bath and John F. Keitz to provide professional consulting services in virtually every facet of aviation. Although we specialize in aircraft appraisals and related services, the aviation experience of our staff and associates is varied and includes such disciplines as aircraft performance analysis, air traffic control, maintenance facility design, audits of corporate flight operations, airline schedule analysis, noise studies, transportation economics, and management and organization planning. We continue to maintain the resources and database to provide these services.

BK Associates regularly provides professional services to airlines; airframe, engine and component manufacturers; legal and financial institutions; industrial firms; and governments. The range of services include:

o    Aircraft Appraisals and Residual Value Forecasts
o    Aircraft Inspections
o    Maintenance Audits for Compliance with Lease Provisions
o    Appraisals of Airships, Engines, Simulators, Spare Parts & Ground Equipment
o    Aircraft Supply & Demand Studies
o    Market Studies
o    Expert Witness Testimony

All BK Associates aircraft appraisers are certified by the International Society of Transport Aircraft Trading (ISTAT). ISTAT is a non-profit society whose members have common interests in the manufacture, purchase, brokerage, leasing, maintenance and appraisal of transport aircraft. International in structure, it is self-supporting and unaffiliated. Within ISTAT is a core group of professional aircraft appraisers who work cooperatively for the elevation of the appraisal profession within the world aviation community.

Each ISTAT member, who has satisfactorily demonstrated that he is qualified to appraise aircraft, has been granted the right to use one of the professional designations established by ISTAT. Certification by the Society is based on written examinations, submission of representative appraisal reports, full-time valuation experience, personal background check and participation in the Society's program of on-going education.

Ethical practices and conduct required of the appraisers accredited by the Society are clearly defined by ISTAT.

BK Associates has developed a unique inventory of resources to assist in providing its services. When the company was founded, the founders acquired the assets of their former employer, PRC Speas (formerly R. Dixon Speas Associates, Inc.). This included an extensive technical library with aircraft specifications and performance data for nearly all aircraft manufactured since the 1950s. The library includes airline and airport traffic data from the 1950s onward, copies of annual government industry and manufacturer's forecasts, entire historic collections of significant aviation publications, such as, Aviation Daily, Aviation Week & Space Technology and Jane's All the Worlds Aircraft plus complete reference sets of U.S. Federal Air Regulations, Type Certificate Data Sheets and Airworthiness Directives.

Our database of aircraft sales transactions includes all those reported on U.S. Department of Transportation Form 41 reports by U.S. Airlines since 1971. In addition, while the ISTAT ethics code forbids us to divulge the details, we are aware of the transaction prices of many more sales because of appraisals we have conducted. These historic data contribute to the statistical bases of aircraft value models and future value forecasts.

Since 1984, BK Associates has completed over 4,000 specific appraisal assignments which have included over 20,000 aircraft. (Some aircraft have been appraised more than once.) We have appraised all airline transport types and models of Airbus, Boeing, McDonnell Douglas, Lockheed, British Aerospace, Fokker, ATR, Convair, Fairchild, Embraer, deHavilland of Canada, Dornier, Canadair, Saab and Short Brothers. We have appraised most business jet models of Gulfstream, Canadair, Falcon Jet, Cessna and British Aerospace.

Mr. John F. Keitz is President of BK Associates. Mr. Keitz has 35 years of experience in aviation. He held various positions in PRC Speas during 19 years with the firm including Manager of the Computer Services Division and Manager of the Aviation Consulting Division. In addition to aircraft appraisals, his consulting activities have consisted primarily of analyses and forecasts of the future demand for aircraft and other aviation products, aircraft performance comparisons, and fleet plans.

Dick Britton, Vice President, joined BK Associates in 1992 after 25 years in various technical positions with Pan American ending as Assistant Director Aircraft Sales and Leasing. He was responsible for all Pan Am leased aircraft transactions and implemented the return of all aircraft to lessors when Pan Am ceased operations.

Mr. Keitz has been certified as a Senior Aircraft Appraiser by the International Society of Transport Aircraft Trading and abides by the "Principles of Appraisal Practice and Code of Ethics" of the Society. ISTAT has established the principles to improve aircraft appraisal standards and techniques; encourage sound professional practices and ethical conduct. Mr. Britton is also an ISTAT certified appraiser.

William H. Bath retired as President of BK Associates, Inc. on December 31, 1996. He held various maintenance, engineering and aircraft sales positions at Pan American World Airways before he joined PRC Speas in 1978 as its Director of Technical Services.

                              CURRENT BASE VALUES
                               OF AIRCRAFT IN THE
                         MORGAN STANLEY MSAF PORTFOLIO




Prepared for:                                             Prepared by:

Morgan Stanley Aircraft Finance                           BK Associates, Inc.
London, England                                           Manhasset, New York
                                                          January 28, 2000

                               TABLE OF CONTENTS
                            ************************

                                                                           Page
                                                                          Number
                                                                          ------
1.   INTRODUCTION.......................................................    1

2.   CONCLUSIONS........................................................    2

3.   DISCUSSION OF MARKET...............................................    6

     3.1  Current Demand and Availability...............................    7
     3.2  Projected Supply and Demand...................................   12

          3.2.1  Passenger Traffic......................................   13
          3.2.2  Fleet Size and Composition.............................   14
          3.2.3  Commuter Traffic and Commuter Fleet....................   18
          3.2.4  Future Balance Between Demand and Supply...............   23

     3.3  Suitability of the Aircraft...................................   24
     3.4  Regulatory Factors............................................   29

          3.4.1  Noise Regulations......................................   29
          3.4.2  Regulatory Restrictions for Aging Aircraft.............   29

     3.5  Aircraft Sales Data...........................................   31

          3.5.1  Recent Sales Data......................................   31

4.   SPECIFIC AIRCRAFT MODEL DISCUSSION.................................   36

     4.1  Airbus........................................................   36

          4.1.1  A300-600R..............................................   36
          4.1.2  A310-300...............................................   36
          4.1.3  A320-200/A321-100......................................   37
          4.1.4  A330-300/A340-300......................................   37

TABLE OF CONTENTS (Cont'd.)

                                                                          Page
                                                                         Number
                                                                         ------

     4.2  Boeing........................................................   37

          4.2.1  B737-300/-400/-500.....................................   37
          4.2.2  B747-300/-400..........................................   38
          4.2.3  B757-200...............................................   38
          4.2.4  B767-200ER/-300ER......................................   39
          4.2.5  MD82/MD83..............................................   39

     4.3  Fokker........................................................   40

          4.3.1  F50/F70................................................   40

5.   VALUE METHODOLOGY..................................................   41

     5.1  Definitions..................................................    43
     5.2  Current Fair Market Value Assumptions........................    43
     5.3  Current Value Methodology....................................    45

          5.3.1  Comparison with Recent Sales Method...................    46
          5.3.2  Replacement Cost Method...............................    46
          5.3.3  Lease-Encumbered Value Method.........................    47

6.   QUALIFICATIONS OF BK ASSOCIATES, INC..............................    48